UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Xplore Technologies Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

983950700
(CUSIP Number)

Philip S. Sassower Andrea Goren Phoenix Venture Fund LLC 110 East 59th Street, Suite 1901 New York, New York 10022 (212) 759-1909	Jonathan J. Russo, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036 (212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person‘s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 983950700	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons Phoenix Venture Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,181,071 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,181,071 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,071 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 14.00%
14.	Type of Reporting Person (See Instructions) OO

1  The co-managers of the managing member of Phoenix Venture Fund LLC (“Phoenix”) are Philip S. Sassower (“Mr. Sassower”) and Andrea Goren (“Mr. Goren”).

CUSIP No. 983950700	13D	Page 3 of 18 Pages

1.	Names of Reporting Persons SG Phoenix LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,524 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,524 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,524 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.41%
14.	Type of Reporting Person (See Instructions) OO

[2]

Consists of (i) 24,524 shares of common stock and (ii) warrants, exercisable within 60 days after August 15, 2014, to purchase 10,000 shares of common stock held by SG Phoenix LLC (“SG Phoenix”). The co-managers of SG Phoenix are Mr. Sassower and Mr. Goren.

CUSIP No. 983950700	13D	Page 4 of 18 Pages

1.	Names of Reporting Persons Phoenix Enterprises Family Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 983950700	13D	Page 5 of 18 Pages

1.	Names of Reporting Persons Andax LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,303 (3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,303 (3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,303 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.21%
14.	Type of Reporting Person (See Instructions) 00

3  The manager of Andax LLC is Mr. Goren.

CUSIP No. 983950700	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons Philip S. Sassower
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 431,331 (4)
	8.	Shared Voting Power 1,233,246 (5)
	9.	Sole Dispositive Power 431,331 (4)
	10.	Shared Dispositive Power 1,233,246 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,664,577 (4)(5)

[4]

Consists of (i) 357,970 shares of common stock owned of record by Mr. Sassower, (ii) 32,291 shares of common stock that Mr. Sassower has the right to acquire under options exercisable within 60 days after August 15, 2014 and (iii) 41,070 shares of common stock owned of record by two trusts for the benefit of Susan Sassower (the Susan Sassower Trusts”). Mr. Sassower is the sole trustee of the Susan Sassower Trusts. Mr. Sassower disclaims any beneficial ownership of the securities owned by the Susan Sassower Trusts except to the extent of his pecuniary interest, if any, in such securities.

[5]

Consists of (i) 1,181,071 shares of common stock owned of record by Phoenix, (ii) 24,524 shares of common stock owned of record by SG Phoenix, (iii) 10,000 shares of common stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after August 15, 2014 and (iv) 17,651 shares of common stock owned of record by Susan Sassower, who is the wife of Mr. Sassower. Mr. Sassower is the co-manager of the managing member of Phoenix. Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix, SG Phoenix and Mrs. Sassower except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 983950700	13D	Page 7 of 18 Pages

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.63%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 983950700	13D	Page 8 of 18 Pages

1.	Names of Reporting Persons Andrea Goren
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,388 (6)
	8.	Shared Voting Power 1,215,620 (7)
	9.	Sole Dispositive Power 32,388 (6)
	10.	Shared Dispositive Power 1,215,620 (7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,008 (6)(7)

[6]

Consists of (i) 1,659 shares of common stock owned of record by Andrea Goren, (ii) 17,303 shares of common stock owned of record by Andax, an entity in which Mr. Goren has sole voting and dispositive power and (iii) 13,426 shares of common stock that Mr. Goren has the right to acquire under options exercisable within 60 days after August 15, 2014. Mr. Goren disclaims any beneficial ownership of the securities owned by Andax, except to the extent of his pecuniary interest, if any, in such securities.

[7]

Consists of (i) 1,181,071 shares of common stock owned of record by Phoenix, (ii) 24,524 shares of common stock owned of record by SG Phoenix (iii) 10,000 shares of common stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after August 15, 2014 and (iv) 25 shares of common stock owned of record by Mr. Goren’s wife. Mr. Goren is the co-manager of the managing member of Phoenix. Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix, SG Phoenix and Ms. Goren, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 983950700	13D	Page 9 of 18 Pages

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.75%
14.	Type of Reporting Person (See Instructions) OO

Page 10 of 18 Pages

This Amendment No. 6 (the “Statement”) filed by Phoenix Venture Fund LLC (the “Phoenix Venture Fund”), SG Phoenix LLC (“SG Phoenix”), Phoenix Enterprises Family Fund LLC (the “Phoenix Family Fund”), Andax LLC, Philip S. Sassower and Andrea Goren (the “Reporting Persons”) amends and supplements Items 3 and 4 and amends and restates Item 5 of Schedule 13D originally filed by Phoenix Venture Fund LLC, Philip S. Sassower and Andrea Goren on October 1, 2007, as amended by Amendment No. 1 filed on September 25, 2008, Amendment No. 2 filed on June 11, 2009, Amendment No. 3 filed on November 29, 2009, Amendment No. 4 filed on December 16, 2010 and Amendment No. 5 filed on November 9, 2012.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 11, 2014, the Phoenix Family Fund made a pro rata distribution to its limited liability company members (including Philip S. Sassower) of 181,106 shares of common stock.

On August 11, 2014, Philip S. Sassower made a gift to the spouse of one of his children of 84,000 shares of common stock.

On August 15, 2014, the Phoenix Venture Fund made a pro rata distribution to its limited liability company members (including the Phoenix Family Fund) of 600,000 shares of common stock.

On August 15, 2014, the Phoenix Family Fund made a pro rata distribution to its limited liability members (including Philip S. Sassower) of 201,174 shares of common stock, which represented all of the common stock received by Phoenix Family Fund in connection with the Phoenix Venture Fund’s pro rata distribution.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 3 of this Statement, which is hereby incorporated by reference, for a discussion of how the securities to which this Statement relates were acquired by the Reporting Persons.

Except as set forth in this Statement, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a).

The Phoenix Venture Fund, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,181,071 shares of common stock, representing approximately 14.00% of the Issuer’s common stock.

Page 11 of 18 Pages

SG Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 34,524 shares of common stock, representing approximately 0.41% of the Issuer’s common stock.

The Phoenix Family Fund, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of no shares of common stock, representing approximately 0.00% of the Issuer’s common stock.

Andax, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 17,303 shares of common stock, representing approximately 0.21 % of the Issuer’s common stock.

Mr. Sassower, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,664,577 shares of common stock, representing approximately 19.63% of the Issuer’s common stock. Mr. Sassower is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix, and SG Phoenix, except to the extent of his pecuniary interest, if any, therein.

Mr. Goren, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,248,008 shares of common stock, representing approximately 14.75% of the Issuer’s common stock. Mr. Goren is the co-manager of the managing member of Phoenix, the sole manager member of Andax and the co-manager of SG Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix, Andax and SG Phoenix, except to the extent of his pecuniary interest, if any, therein.

(b).	The Phoenix Venture Fund has the sole power to vote and the sole power to dispose of 1,181,071 shares of common stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 34,524 shares of common stock.

Phoenix Family Fund has the sole power to vote and the sole power to dispose of 0 shares of common stock.

Andax has the sole power to vote and the sole power to dispose of 17,303 shares of common stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 431,331 shares of common stock and has the shared power to vote and the shared power to dispose of 1,233,246 shares of common stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 32,388 shares of common stock and has the shared power to vote and the shared power to dispose of 1,248,008 shares of common stock.

Page 12 of 18 Pages

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix and the co-managers of SG Phoenix. Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of their pecuniary interests, if any, therein. Mr. Goren is the managing member of Andax and disclaims any beneficial ownership of the securities owned by Andax, except to the extent of his pecuniary interests, if any, therein.

(c).

Except for the information with respect to the acquisitions by the Reporting Persons as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, SG Phoenix, Phoenix Family Fund, Andax, Mr. Sassower or Mr. Goren has effected any transaction relating to the common stock during the past 60 days.

(d).	Not applicable.

(e).	Not applicable.

Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	August 19, 2014

PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

By: /s/ Andrea Goren
Name: Andrea Goren Title: Managing Member

Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	August 19, 2014

SG PHOENIX LLC

By: /s/ Andrea Goren
Name: Andrea Goren Title: Co-Manager

Page 15 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	August 19, 2014

PHOENIX ENTERPRISES FAMILY FUND LLC

By: /s/ Philip S. Sassower
Name: Philip S. Sassower Title: Managing Member

Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	August 19, 2014

ANDAX LLC

By: /s/ Andrea Goren
Name: Andrea Goren Title: Managing Member

Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	August 19, 2014

By: /s/ Philip S. Sassower
Philip S. Sassower

Page 18 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	August 19, 2014
By: /s/ Andrea Goren
Andrea Goren